Old Republic International Corporation

307 North Michigan Ave.

Chicago, IL 60601

May 1, 2026

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Aisha Adegbuyi

Re: Old Republic International Corporation

Registration Statement on Form S-4

File No. 333-291948

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Old Republic International Corporation hereby requests acceleration of the effective date of the above-referenced Registration Statement so that the Registration Statement becomes effective at 9:00 a.m., Eastern Time, on May 5, 2026, or as soon as practicable thereafter.

Please contact Brett Pritchard of Troutman Pepper Locke LLP, the Registrant’s legal counsel, at (312) 443-1773 if you have any questions or require any additional information. In addition, please notify Mr. Pritchard via telephone when this request for acceleration has been granted.

Thank you for your assistance in this matter.

Sincerely,

OLD REPUBLIC INTERNATIONAL CORPORATION

/s/ Victoria Pool
Name:	Victoria Pool
Title:	Assistant Vice President and Assistant General Counsel

CC:	J. Brett Pritchard (Troutman Pepper Locke LLP)